SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federated Department Stores, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN
Financial Statements
December 31, 2002 and 2001

With Independent Auditors' Report Thereon

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Index

Independent Auditors' Report

Statements of Net Assets Available for Benefits -
December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Independent Auditors' Report

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                                                      KPMG LLP

Cincinnati, Ohio
June 12, 2003

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

(in thousands)

	2002	2001

Assets:
Master Trust investments, at fair value (Note 3)	$1,221,452	$1,283,383

Receivables:
Employer contributions	29,251	19,892
Participant contributions	1,587	1,369
Interest	377	85
Total receivables	31,215	21,346

Total assets	1,252,667	1,304,729

Liabilities:
Trustee and management fees payable	578	808

Total liabilities	578	808

Net assets available for benefits	$1,252,089	$1,303,921

The accompanying notes are an integral part of these financial statements.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and December 31, 2001

(in thousands)
	2002	2001

Additions:
Net investment income (loss):
Net depreciation in the fair value of Master Trust investments (Note 3)	$ (164,283)	$ (58,321)
Interest and dividends	39,606	40,315
Total investment loss	(124,677)	(18,006)
Less administrative expenses	(5,566)	(5,727)
Net investment loss	(130,243)	(23,733)

Contributions:
Employer	29,264	19,927
Participant	145,574	105,704
Total contributions	174,838	125,631
Total additions	44,595	101,898

Deductions:
Distributions	96,427	109,168

Net decrease	(51,832)	(7,270)

Net assets available for benefits:
Beginning of year	1,303,921	1,311,191
End of year	$1,252,089	$1,303,921

The accompanying notes are an integral part of these financial statements.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001
  Description of the Plan

The following brief description of the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and U.S. tax law.

Eligibility

Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions

Effective January 1, 2002, participants may elect to contribute an amount equal to 1% to 25% (subject to certain limitations) of the participant's eligible compensation. Prior to January 1, 2002, the maximum participant contribution rate was 15% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers six investment fund options. A maximum of 50% of a participant's account balance and/or future savings may be elected for the Federated Stock Fund.

Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. The Company's contribution formula is based on the Company's annual earnings and the minimum Company contribution is the amount necessary to produce a company match of 33-1/3% of a participant's basic savings, when combined with forfeitures. The Plan also provides that the matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year is up to 1-1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable Plan year. For the Plan year ended December 31, 2002, the Company's contribution based on the Company's annual earnings was $29,300,000 and the Company's matching percentage, including the allocation of all forfeited nonvested amounts, was 40.2% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 2002 and 60.3% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 2002. For the Plan year ended December 31, 2001, the Company's contribution, including forfeited nonvested accounts, was at the Plan minimum of 33-1/3% of the participant's basic savings, or $20,700,000.

Company contributions are invested directly in Federated Department Stores, Inc. common stock (the Federated Stock Fund). Participants may elect to immediately redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2002 Plan year, forfeited nonvested accounts totaled $686,000. During the 2001 Plan year, forfeited nonvested accounts totaled $791,000.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting

Participants are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 2 years of service (3 years of service prior to January 1, 2002), with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

Participant Withdrawals

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their 401(k) vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules.

Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.
  Summary of Significant Accounting Policies
  Master Trust

The Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the "Trustee"). As of December 31, 2002 and 2001, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

The Federated Department Stores, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.
  Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
  Investments

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method. Participant loans are valued at cost which approximates fair value.

Cash equivalents include highly liquid fixed-income securities with a maturity of one year or less.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
  Insurance Contracts

Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged. The average yield and crediting interest rate was 5.38% for 2002 and 6.23% for 2001. Generally, crediting interest rates are reset quarterly and guarantee a positive return.
  Use of Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates and assumptions.

  Investments

All of the Plan's investments are included in the Master Trust and are held by the Trustee.

The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

Fixed Income Fund - consisting primarily of high quality fixed-income and stable value products.

Balanced Fund - consisting primarily of common/collective trusts which invest in a mixture of equity securities and fixed income instruments.

S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.

Small Cap Stock Fund - consisting primarily of small capitalization domestic equity securities.

International Stock Fund - consisting primarily of stocks of companies not based in the United States.

Federated Stock Fund - consisting primarily of the Company's registered common stock.

The following table presents the fair values or contract values of investments for the Master Trust at December 31, 2002 and 2001:

	2002	2001
	(in thousands)
Investments at fair value:
Federated Department Stores, Inc. common stock*	$ 74,240	$ 98,874
Common/collective trusts	543,143	662,445
Registered investment companies	17,112	19,517
Total investments at fair value	634,495	780,836

Non interest bearing cash	-	401
Participant loans	27,088	23,628
Insurance contracts at contract value	559,869	478,518
Total investments	$1,221,452	$1,283,383

Net depreciation in the fair value of investments in the Master Trust for the years ended December 31, 2002 and 2001 is as follows:
	2002	2001
	(in thousands)
Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$ -	$ (12)
Federated Department Stores, Inc. common stock*	(31,854)	13,475
Common/collective trusts	(128,594)	(65,239)
Registered investment companies	(3,851)	(6,545)
Insurance contracts at contract value	16	-
Net depreciation in the fair value of investments	$(164,283)	$(58,321)

*nonparticipant-directed

  Nonparticipant - Directed Investments (Federated Stock Fund)

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2002 and 2001 is as follows:
	2002	2001
	(in thousands)
Changes in Net Assets:
Contributions	$34,842	$24,021
Net appreciation (depreciation) in the fair value of investments	(31,854)	13,475
Benefits paid to participants	(5,362)	(5,546)
Transfers to participant-directed investments	(12,547)	(23,530)
	$(14,921)	$ 8,420

  Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

  Federal Income Taxes

  The Plan obtained its latest determination letter on June 13, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company requested a new determination letter during 2002. The new letter has not yet been received.

  The Plan's testings, subject to the provisions of the Internal Revenue Code, have not been completed for the current year. However, the Plan's sponsor believes that the Plan is currently in compliance.

  Administrative Expenses

  The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.

  Subsequent Events

Effective January 1, 2003, participants who are age 50 or older are permitted supplemental "catch-up" pre-tax contributions, which is not expected to have a material impact on the Plan's net assets available for Plan benefits.

Effective February 3, 2003, the Fingerhut Corporation Fixed Contribution Retirement Plan, Fingerhut Corporation Profit Sharing and 401 (k) Savings Plan, Fingerhut Retirement Plan, and TDI Bargaining Unit Retirement Plan, all tax-qualified savings plans maintained by the Company, were merged into the Plan. Such merger resulted in a $44 million increase in net assets of the Master Trust.

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (K) INVESTMENT PLAN

Dated: June 30, 2003	By: \s\ Karen M. Hoguet
Karen M. Hoguet Chairman of the Pension and Profit Sharing Committee